SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                                Sun & Surf Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   866626104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Larry L. Brooks
                               8540 Ashwood Drive
                        Capitol Heights, Maryland 20743
                                 (301) 324-4992
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                October 6, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 866626104                      13D                   Page 2 of 6 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Larry L. Brooks, Sr.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     USA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    6,000,000
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    6,000,000
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     6,000,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     27.9%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 866626104                      13D                   Page 3 of 6 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

         This statement relates to shares of common stock, $0.001 par value per share (the "Common Stock") of Sun & Surf Inc., a New York corporation (the "Issuer"). All share amounts reflect the Issuer's ten-for-one forward split that took place on August 29, 2003. As of October 16, 2003 there were 21,530,000 shares of common stock outstanding. The principal executive offices of the Issuer are located at 8540 Ashwood Drive, Capitol Heights, Maryland 20743.

________________________________________________________________________________
Item 2.  Identity and Background.

         Larry L. Brooks, Sr. (sometimes referred to herein as the "Reporting Person") is a citizen of the United States and his principal business address is 8540 Ashwood Drive, Capitol Heights, Maryland 20743. Mr. Brooks is Vice President and Secretary of the Issuer, whose principal business is to provide professional automated business services, computer software and hardware sales, network operation and design, systems analysis and deployment, and business process consultant services domestically and internationally to federal military and civilian agencies and state and local governments. The principal address of the Issuer is 8540 Ashwood Drive, Capitol Heights, Maryland 20743.

         During the last five years, Mr. Brooks has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was he a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

         On October 6, 2003, the Issuer completed a stock exchange transaction (the "Stock Exchange") with the stockholders of Management Solutions and Systems, Inc. ("MSSI"). The Stock Exchange was consummated under New York and Maryland law and pursuant to the terms of a Securities Exchange Agreement, dated as of October 6, 2003, referred to in this Report as the Exchange Agreement.

         Prior to consummating the Stock Exchange, the Issuer effected a forward-split of its Common Stock on the basis of ten shares for each one share issued and outstanding and determined to change its business efforts. As of October 16, 2003 the Issuer had 21,530,000 shares of common stock issued and outstanding.

         Pursuant to the Exchange Agreement, the Issuer issued 15 million shares of common stock, par value $0.001 per share, to the stockholders of MSSI in exchange for 100% of the outstanding capital stock of MSSI. The three stockholders of MSSI, Mr. Brooks, Clifford Pope and Larry Swinton, now hold approximately 69.7% of the Issuer's issued and outstanding Common Stock. Messrs. Brooks and Pope exchanged 400 shares of MSSI common stock each for 6,000,000 shares of the Issuer's common stock. Mr. Swinton exchanged 200 shares of MSSI common stock for 3,000,000 shares of the Issuer's common stock. As a result of the Stock Exchange, MSSI became the Issuer's wholly-owned subsidiary.

         Upon completion of the Stock Exchange, the Issuer succeeded to the business of MSSI. All of the Issuer's business operations are conducted through MSSI. Prior to the Stock Exchange, there were no material relationships between the Issuer and MSSI, or any of the parties' respective affiliates, directors or officers, or any associates of their respective officers or directors.

         Pursuant to the Exchange Agreement and effective at the closing of the Stock Exchange, Messrs. Pope and Brooks were appointed to serve as directors of the Issuer. Also under the terms of the Stock Exchange, Jeffrey Esposito resigned as an officer and director immediately following the closing, and the Issuer's Board of Directors appointed Mr. Swinton to fill the vacancy on the Board of Directors caused by Mr. Esposito's resignation.

CUSIP No. 866626104                      13D                   Page 4 of 6 Pages

________________________________________________________________________________
Item 4.  Purpose of Transaction.

         The contents of Item 3 above are incorporated by reference.

         Mr. Brooks acquired the reported shares pursuant to the Exchange Agreement with the purpose of obtaining control over the Issuer. MSSI and the Issuer structured the Stock Exchange so that the former stockholders of MSSI would own a majority of the outstanding common stock of the Issuer and MSSI would become a wholly-owned subsidiary of the Issuer.

         Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the following actions:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f)      Any  other  material  change  in  the  Issuer's   business  or
corporate structure;

         (g)      Changes  in  the  Issuer's  charter,   bylaws  or  instruments
corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      Any action similar to any of those enumerated above.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

         The contents of items 3 and 4 above are incorporated by reference.

         Pursuant to Rule 13d-3(a) of the Securities Exchange Act of 1934, as of October 16, 2003, Mr. Brooks may be deemed to be the beneficial owner of 6,000,000 shares of the Issuer's common stock, which constitute approximately 27.9% of the 21,530,000 shares of the Issuer's common stock outstanding at October 16, 2003. This percentage is based on the number of shares outstanding immediately following the Stock Exchange transaction, which number reflects all transactions contemplated therein. Mr. Brooks acquired such shares in a privately negotiated Stock Exchange, as described above. Prior to the Stock
Exchange, none of MSSI or any of its stockholders owned any shares of the Issuer. Mr. Brooks exercises sole voting power and sole dispositive power with respect to all such shares of which he is the beneficial owner.

         Except  as  disclosed   herein,   Mr.   Brooks  has  not  effected  any
transactions in the Issuer's common stock during the preceding 60 days.

CUSIP No. 866626104                      13D                   Page 5 of 6 Pages

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The contents of Items 3 and 4 above are incorporated by reference.

         Except as set forth in Items 3 and 4 above and this Item 6, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

Exhibit 10: Securities Exchange Agreement dated October 6, 2003 among Sun & Surf Inc., Jeffrey R. Esposito and Management Solutions & Systems, Inc.

________________________________________________________________________________

CUSIP No. 866626104                      13D                   Page 6 of 6 Pages

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 16,  2003





                                         /s/ Larry L. Brooks, Sr.
                                        ----------------------------------------
                                        Larry L. Brooks, Sr.